DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                               September 20, 2006

Christopher Owings                                               VIA FED-EX
Division of Corporate Finance                                    ----------
United States Securities and Exchange Commission                AND VIA EDGAR
Mail Stop 3561                                                  -------------
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3720

Re:     Nano Holdings International, Inc.
        Registration Statement on Form SB-2
        Filed August 1, 2006
        File No. 333-136215

Dear Mr. Owings:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated August 24, 2006, Nano Holdings International, Inc. (the "Company") has the following responses:

Prospectus Cover Page
---------------------

1. PLEASE INCLUDE HERE OR IN YOUR PROSPECTUS SUMMARY THE COMPLETE MAILING ADDRESS AND TELEPHONE NUMBER OF YOUR PRINCIPAL EXECUTIVE OFFICES. SEE ITEM 503(B) OF REGULATION S-B.

RESPONSE:

     The Company has clarified the disclosure of the mailing address and telephone number on the cover page and has additionally added this information to the summary section of the prospectus as you have requested.

Prospectus Summary
------------------

2. DELETE THE SECOND SENTENCE IN THE 1ST PARAGRAPH SINCE A SUMMARY BY ITS NATURE IS NOT A COMPLETE DISCUSSION. INCLUSION OF THE SENTENCE IMPLIES OMITTED INFORMATION.

RESPONSE:

     The Company has deleted the second sentence of the 1st paragraph as you requested.

3. PROMINENTLY DISCLOSE ON THE FIRST PAGE THAT YOUR AUDITORS HAVE RAISED SUBSTANTIAL DOUBT AS TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

RESPONSE:

     The Company has disclosed that its auditors have raised a substantial doubt as to its ability to continue as a going concern on the cover page of the prospectus as you requested.

4. WE NOTE HERE AND OTHER PLACES IN YOUR PROSPECTUS YOUR USE OF IDENTIFIED TERMS IN QUOTATIONS. THE MEANINGS OF THESE TERMS ARE CLEAR FROM THEIR CONTEXT, DEFINITIONS SUCH AS THESE ARE UNNECESSARY. PLEASE DELETE. SEE RULE 42 L(C) OF REGULATION C.

RESPONSE:

     The Company has revised the prospectus to delete the definition of terms which are clear from their context as you have requested.

5. WE NOTE YOUR REFERENCE TO CANADIAN DOLLARS IN THE FIRST PARAGRAPH; HOWEVER, THERE IS NO DISCUSSION OR INDICATION THAT YOU CONDUCT BUSINESS IN CANADA OR THAT ANY AMOUNT IN THE PROSPECTUS IS DENOMINATED IN CANADIAN DOLLARS. PLEASE TELL US THE PURPOSE OF THIS DISCLOSURE.

RESPONSE:

     The Company has deleted the reference to Canadian dollars from the prospectus.

Risk Factors
------------

6. IT APPEARS THAT YOU HAVE PROVIDED A SUMMARY OF YOUR RISK FACTORS. THIS UNNECESSARILY REPEATS INFORMATION. YOUR RISK FACTORS DISCUSSION FOLLOWS
     YOUR  SUMMARY  DISCUSSION.  PLEASE  REVISE  ACCORDINGLY.

RESPONSE:

     The Company has deleted the reference to the summary of the risk factors as you have requested.

Reliance on key personnel .
---------------------------

7. DELETE THE REFERENCE TO "SUCCESS" IN THE 1ST SENTENCE SINCE IT SUGGESTS AN OUTCOME THAT IS NOT ASSURED- THIS COMMENT WOULD ALSO APPLY TO OTHER REFERENCES AS APPROPRIATE. SEE "OUR ABILITY TO OPERATE" ON PAGE 10 AND "DIVIDEND POLICY" ON PAGE 15.

RESPONSE:

     The Company has deleted the reference to the "success" of the Company in the risk factors to which you referred as you requested.

Our ability to operate successfully
-----------------------------------

8. THE RISK YOU DESCRIBE APPEARS TO BE A RISK THAT COULD APPLY EQUALLY TO OTHER BUSINESSES THAT ARE SIMILARLY SITUATED AND IS THEREFORE A GENERIC RISK FACED BY MANY BUSINESSES. GENERALLY, GENERIC RISKS SHOULD NOT BE INCLUDED IN YOUR RISK FACTOR SECTION. IN THIS REGARD, THE RISK FACTOR ON PAGE 12 ENTITLED "WE DEPEND HEAVILY ON OUR ABILITY TO MARKET OUR PRODUCTS," ALSO APPEARS TO BE A GENERIC RISK. PLEASE EITHER ELIMINATE THESE GENERIC RISKS, OR REVISE THEM TO STATE SPECIFIC MATERIAL RISKS TO YOUR COMPANY OR TO THE PURCHASERS IN THIS OFFERING.

RESPONSE:

     The Company has deleted the generic risk factors to which you referred.

We have a limited operating history
-----------------------------------

9. PLEASE ELIMINATE THE DISCLOSURE INDICATING THAT YOUR OPERATING HISTORY SINCE INCEPTION HAS SHOWN A CONTINUALLY UPWARD TREND SINCE IT MITIGATES THE RISK.

RESPONSE:

     The Company has deleted the disclosure that its operating history since inception has "shown a continually upward trend" as you requested.

Effect of government regulations
--------------------------------

10. IT APPEARS THAT THIS RISK FACTOR AND THE RISK FACTOR THAT IMMEDIATELY FOLLOWS ARE DISCUSSING THE SAME RISK. PLEASE REVISE THESE RISK FACTORS TO BETTER DISTINGUISH THE REGULATORY RISKS FACED BY YOU.

RESPONSE:

     The Company has revised the risks factors to which you referred to create one risk factor, which better distinguishes the risks which the Company faces.

11. WE NOTE YOUR DISCLOSURE ON PAGE 22 THAT MARION BARNES OWNS THE TRADEMARK FOR "SHOTSKI'S" AND THAT YOU DO NOT HAVE A WRITTEN LICENSE AGREEMENT TO USE THE TRADEMARK. THIS APPEARS TO BE A POTENTIALLY MATERIAL NEGATIVE FACT AND DISCLOSURE SHOULD BE ADDED TO YOUR RISK FACTORS.

RESPONSE:

     In response to your question, the Company has entered into a one-year non revocable, renewable Trademark Licensing Agreement with Mr. Barnes to license the use of the "Shotski's" trademark, which Licensing Agreement terms are disclosed in the amended Registration Statement and which Licensing Agreement is attached to the filing as Exhibit 10.5. As the Company has no reason to believe that Mr. Barnes will not continue to renew the licensing agreement for additional one-year terms, the Company does not believe that any risk factor disclosure regarding the licensing agreement is warranted.


Directors. Executive Officers. Promoters. Control Persons and Employees
-----------------------------------------------------------------------

12. PLEASE REVISE TO DESCRIBE THE BUSINESS EXPERIENCE OF EACH DIRECTOR AND EXECUTIVE OFFICER FOR THE PAST FIVE YEARS, OR CLARIFY YOUR DISCLOSURE BY ADDING DATES OR THE DURATION OF EMPLOYMENT. REFER TO ITEM 40L(A)(4) OF REGULATION S-B. DELETE THE PLURAL REFERENCE TO DIRECTORS SINCE YOU ONLY HAVE 1 DIRECTOR. EXPAND THE LAST PARAGRAPH OF THIS SECTION ON PAGE 17 TO INDICATE WHETHER THE NAMED PERSONS ARE COMPENSATED. STATE THAT YOU DO NOT HAVE ANY EMPLOYMENT CONTRACTS IF TRUE.

RESPONSE:

     The Company has deleted the plural reference to "directors," and has indicated that none of its Directors or officers has any employment contracts with the Company nor do any officers or Directors draw a salary from the Company. Furthermore, the Company has disclosed the full business experience of each director and executive officer listed for the last five years as is required under Regulation S-B.

Employees.
----------

13. REVISE THIS SECTION TO CLARIFY YOUR MEANING OF "FULL-TIME EMPLOYEES". PAGE 16 INDICATES MR. RECTOR SPENDS APPROXIMATELY 10 HOURS PER WORK ON COMPANY ACTIVITIES.

RESPONSE:

     The Company has revised the "Employees" section of the amended registration statement to clarify that the Company has two (2) fulltime employees other than Mr. Rector, who is not a full-time employee, due to the fact that he spends only ten (10) hours per week on Company matters.

Indemnification of Directors and Officers
-----------------------------------------

14. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE ANY INDEMNIFICATION PROVISIONS FOR YOUR DIRECTORS AND OFFICERS AGAINST LIABILITY UNDER THE SECURITIES ACT, IN ADDITION, PROVIDE THE UNDERTAKING IN THE FIRST SENTENCE OF ITEM 512(E) OF REGULATION S-B. SEE ITEM 510 OF REGULATION S-B.

RESPONSE:

     The Company has revised this section to state that its Bylaws and Certificate of Incorporation contain no specific indemnification provisions for its officers or Directors against liability under the Securities Act of 1933. Additionally, the Company has revised this section to include the undertaking in the first sentence of Item 512(e) of Regulation S-B as you requested.


Description of Business
-----------------------

15. INDICATE WHETHER THE ACQUISITION OF SUNSHINE WAS AT ARMS LENGTH. IF NOT, INDICATE THE CIRCUMSTANCES OF THE TRANSACTION AND THE MANNER IN WHICH THE EXCHANGE RATE WAS DETERMINED.

RESPONSE:

     The Company has indicated that the acquisition of Sunshine was at arms length and that the exchange rate of the exchange was determined by the mutual agreement of the Company and Sunshine based on the estimated value of Sunshine.

16. EXPAND THIS SECTION TO DISCUSS THE COMPANY'S PAYMENT TERMS TO SUPPLIERS AS WELL AS CUSTOMERS. PROVIDE ADDITIONAL INFORMATION REGARDING THE COMPANY'S SALES PRACTICES/EFFORTS, INCLUDING IDENTIFYING THE STATES WITH WHICH THE COMPANY ONLY HAS PARTIAL DISTRIBUTION INCLUDING THE REASON(S) FOR THE LIMITATION. DO YOU HAVE ANY PLANS, INTENTIONS TO EXPAND SALES EFFORTS?

RESPONSE:

     The Company has revised the description of the Company's payment terms to its suppliers and customers as you requested. Additionally, the Company has identified the states with which it has only partial distribution.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

17. PLEASE INCLUDE A DISCUSSION OF ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES THAT HAVE HAD, OR ARE REASONABLY LIKELY TO HAVE A MATERIAL IMPACT ON YOUR SHORT-TERM OR LONG-TERM LIQUIDITY AND REVENUES OR RESULTS OF OPERATIONS. ADDITIONALLY, CONSIDER INCLUDING AN EXECUTIVE-LEVEL OVERVIEW THAT PROVIDES CONTEXT FOR THE REMAINDER OF THE DISCUSSION. REFER TO SEC RELEASE NO.
     33-8350  AND  ITEM  303(B)  OF  REGULATION  S-B.

RESPONSE:

     The Company has included a discussion of its known trends and uncertainties and has expanded its description of management's plan of operations for approximately the next 12 months.

Liquidity and Capital Resources
-------------------------------

18. WE NOTE YOUR STATEMENT THAT YOU BELIEVE YOU WILL BE ABLE TO CONTINUE YOUR BUSINESS OPERATIONS FOR THE NEXT TWELVE MONTHS WITH THE CASH YOU HAVE ON HAND-HOWEVER, IN NOTE 3 TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2006 ON PAGE F-L6 YOU INDICATE THAT YOU PLAN AND NEED TO RAISE $100,000. IN THIS REGARD, PLEASE EXPAND YOU DISCLOSURE HERE TO INCLUDE YOUR PLANS TO RAISE ADDITIONAL CAPITAL.

RESPONSE:

     The Company has no immediate plans to raise any addition capital and the previous disclosure regarding the Company's plans to raise $100,000 of additional capital has been removed from the Company's notes to financial statements.

Description of Property
-----------------------

19.  PLEASE  INDICATE  WHETHER  THE  LEASE  IS  WITH  UNAFFILIATED  PARTIES.

RESPONSE:

     The Company has disclosed that the lease is with an unaffiliated party.

Certain Relationships and Related Transactions
----------------------------------------------

20. EXPAND THIS SECTION TO INDICATE THE SERVICES RENDERED BY VIKING INVESTMENT GROUP, INC.

RESPONSE:

     The  Company  has  added  the  disclosure  you  requested.


Description of Capital Stock
----------------------------

21.  PLEASE  DISCLOSE  WHETHER  ANY  PROVISION  IN YOUR CHARTER OR BY-LAWS WOULD
     DELAY, DEFER OR PREVENT A CHANGE OF CONTROL. REFER TO ITEM 202(4) OF REGULATION S-B.

RESPONSE:

     The Company has amended the registration statement to include the information you requested.

Plan of Distribution and Selling Shareholders
---------------------------------------------

22. PLEASE CONFIRM THAT YOU HAVE INFORMED THE SELLING SHAREHOLDERS OF THEIR DUTIES AND OBLIGATIONS PURSUANT TO REGULATION M, SPECIFICALLY RULE 102, WITH RESPECT TO THE DISTRIBUTION OF THE SECURITIES BEING REGISTERED PURSUANT TO THE REGISTRATION STATEMENT. IN ADDITION, PLEASE CONFIRM THAT ANY PROSPECTIVE "DISTRIBUTION PARTICIPANT," AS SUCH TERM IS DEFINED UNDER REGULATION M, WILL BE INFORMED OF SUCH DUTIES AND OBLIGATIONS.

RESPONSE:

     The Company is currently in the progress of obtaining certifications form all the Selling Shareholders that that such Shareholders are aware of their obligations pursuant to Regulation M. Additionally, language regarding the Selling Shareholders requirements regarding Regulation M has been added to the Plan of Distribution Section of the Registration Statement.

Available Information
---------------------

23. PLEASE REVISE YOUR DISCLOSURE TO INDICATE THE SEC'S NEW ADDRESS AT 100 F STREET, N.E. WASHINGTON, D.C. 20549.

RESPONSE:

     The  Company  has  clarified  the  SEC's new address as you have requested.


Consolidated Financial Statements
---------------------------------

24. PLEASE UPDATE THE FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION INCLUDED IN THE FILING AS REQUIRED BY ITEM 310(G) OF REGULATION S-B.

RESPONSE:

     The amended registration statement contains updated interim financial information as required by Item 310(g) of Regulation S-B.


25. WE NOTE ON PAGE 27 THAT MR. RECTOR PROVIDES OFFICE SPACE IN HIS HOME FREE OF CHARGE. WE ALSO NOTE THAT MR. RECTOR DOES NOT APPEAR TO BE DRAWING A SALARY FOR THE 10 HOURS PER WEEK HE SPENDS ON COMPANY MATTERS. PLEASE TELL US AND DISCLOSE WHETHER ANY OTHER SERVICE IS PROVIDED BY ANY EMPLOYEE TO THE COMPANY FREE OF CHARGE. PLEASE BE ADVISED THAT THE VALUE OF ANY FREE
     SERVICE AND RENT MUST BE RECORDED AS EXPENSES IN YOUR STATEMENT OF OPERATIONS, EVEN THOUGH THERE HAS BEEN NO CASH OUTLAY. EITHER TELL US WHERE THESE EXPENSES ARE RECORDED OR REVISE YOUR FINANCIALS ACCORDINGLY. REFER TO SAB TOPIC 5:T.

RESPONSE:

     Mr. Rector began providing the free services and free rent to the Company upon the acquisition of Sunshine Group Ltd. on December 31, 2005. Accordingly, the Company believes that no expense needs to be recorded for the fiscal year ending December 31, 2005. The Company's June 30, 2006 unaudited financial statements reflect 10 hours per week of uncompensated services valued at $150 per hour, which is the rate Mr. Rector normally charges for such services. They also reflect $250 per month of uncompensated rent as the value of the minimal office space provided by Mr. Rector to the Company.

     In addition to Mr. Rector, Mr. Barnes, the President of Sunshine is providing services to the Company free of charge and as such, $3,000 per month has been included in expenses for the years ended December 31, 2004 and 2005, and the three and six months ended June 30, 2006.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

26. THE REPORT REFERS TO AND EXPRESSES AN OPINION ON A BALANCE SHEET NOT INCLUDED IN THE FILING. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVISE ITS REPORT TO REFER TO AND EXPRESS AN OPINION ON THE FINANCIAL STATEMENTS INCLUDED IN THE FILING. PLEASE REFER TO AUDITING STANDARDS CODIFICATION SECTION 508.

RESPONSE:

     A revised audit has been obtained from out independent registered public accounting firm and is included in the amended Form SB-2.

Consolidated Statements of Stockholders' Equity (Deficit)
---------------------------------------------------------

27. PLEASE TELL US WHAT CONTRIBUTED CAPITAL DURING EACH YEAR PRESENTED REPRESENTS. IF CONTRIBUTED CAPITAL REPRESENTS MEMBER CONTRIBUTIONS, TELL US WHY SHARES OF COMMON STOCK ISSUED TO THE MEMBERS OF SUNSHINE GROUP LLC IN THE MERGER WERE NOT ALLOCATED TO THE CONTRIBUTED CAPITAL TRANSACTIONS ON AN EQUIVALENT BASIS OR REVISE ACCORDINGLY. TO THE EXTENT THAT SHARES OF COMMON STOCK ISSUED TO THE MEMBERS OF SUNSHINE GROUP LLC SHOULD HAVE BEEN ALLOCATED TO THE CONTRIBUTED-CAPITAL TRANSACTIONS, PLEASE APPROPRIATELY REVISE YOUR EARNINGS PER SHARE CALCULATIONS. ADDITIONALLY, CONSIDER DISCLOSING THE NATURE OF THE CAPITAL TRANSACTIONS IN THE NOTES TO FINANCIAL STATEMENTS.

RESPONSE:

     As explained in Note 1 to the financial statements, the members of Sunshine Group LLC became the controlling shareholders of the Company after the acquisition of Sunshine. Accordingly, the Company has presented the financial statements of Sunshine as the historical financial statements of the Company and the acquisition as a recapitalization. Therefore the members' equity is presented in terms of shares rather than units for purposes of computing earnings per share.

     The contributions of capital were additional funds provided by members of Sunshine and not the sale of additional member units. Therefore the allocation of shares to the capital contribution is not appropriate. Also the calculation of earnings per share has been appropriately computed.

28.     [NO QUESTION WAS PROVIDED]

Notes to the Consolidated Financial Statements
----------------------------------------------

29. PLEASE DISCLOSE THE TERMS, INCLUDING RATE OF INTEREST AND MATURITY, OF NOTES PAYABLE REFLECTED IN THE BALANCE SHEET. THE ADDITIONAL DISCLOSURES SHOULD BE SIMILAR TO THE DISCLOSURES IN YOUR UNAUDITED INTERIM FINANCIAL STATEMENTS.

RESPONSE:

     The disclosure you requested has been added as Note 4 to the Company's audited financial statements as of December 31, 2005.

30. PLEASE DISCLOSE THE PERTINENT RIGHTS AND PRIVILEGES OF YOUR CAPITAL STOCK. IN DOING SO, REFER TO YOUR DISCLOSURE ON PAGE 28-30. PLEASE ALSO REFER TO SFAS 129.

RESPONSE:


31. WE NOTE ON PAGE 27 THAT YOU ENTERED INTO A WAREHOUSE FACILITY LEASE AGREEMENT SUBSEQUENT TO YEAR END. PLEASE DISCLOSE THE SIGNIFICANT TERMS OF THIS LEASE. PLEASE REFER TO PARAGRAPH 16.D. OF SFAS 13.

RESPONSE:

     The disclosure you rested has been added as Note 5 to the Company's audited financial statements as of December 31, 2005.


Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

32. PLEASE DISCLOSE YOUR POLICY FOR CLASSIFYING SHIPPING AND HANDLING COSTS IN THE STATEMENTS OF OPERATIONS. IF SHIPPING COSTS OR HANDLING COSTS ARE NOT CLASSIFIED IN COST OF GOODS SOLD, DISCLOSE THE AMOUNT(S) OF THESE COSTS AND THE LINE ITEM THAT INCLUDES THEM. ALSO CONFIRM TO US THAT AMOUNTS BILLED TO CUSTOMERS AS SHIPPING AND HANDLING FEES ARE INCLUDED IN PRODUCT SALES. REFER TO E1TF 00-10.

RESPONSE:

     The disclosure you requested has been added as item k to Note 2 to the Company's audited financial statements as of December 31, 2005. The Company also confirms that amounts billed to customers as shipping and handling fees are included in product sales.


33. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF GOODS SOLD LINE ITEM AND THE GENERAL AND ADMINISTRATIVE LINE ITEM. IN DOING SO, PLEASE DISCLOSE SPECIFICALLY WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN COST OF GOODS SOLD. WITH THE EXCEPTION OF WAREHOUSING COSTS, IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF SALES, PLEASE PROVIDE CAUTIONARY DISCLOSURE IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS, SINCE SOME ENTITIES INCLUDE ALL OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD AND OTHERS LIKE YOU EXCLUDE ALL OR A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS GENERAL AND ADMINISTRATIVE EXPENSE. TO THE EXTENT THE EXCLUDED COSTS ARE MATERIAL TO YOUR OPERATING RESULTS, PLEASE QUANTIFY THE EXCLUDED AMOUNTS.

RESPONSE:

     The disclosure you requested has been added as items k and l to Note 2 to the Company's audited financial statements as of December 31, 2005. No cautionary disclosure has been added to the Management's Discussion and Analysis of Financial Condition and Results of Operations because all of the costs have been included in costs of goods sold.

b. Revenue Recognition
----------------------

34. PLEASE REVISE TO DISCLOSE THE NATURE OF YOUR REVENUES, WHETHER YOU RECOGNIZE PRODUCT SALES UPON DELIVERY TO THE CUSTOMER'S DELIVERY SITE OR UPON SHIPMENT, OR BOTH, AND WHEN CUSTOMERS TAKE TITLE AND ASSUME THE RISKS AND REWARDS OF OWNERSHIP. IF SHIPPING TERMS VARY AMONG YOUR DISTRIBUTION CHANNELS, PLEASE DISCLOSE YOUR POLICY FOR EACH MAJOR DISTRIBUTION CHANNEL. ADDITIONALLY, PLEASE DISCLOSE YOUR SALES RETURNS POLICY.

RESPONSE:

     Note 2 b of the Company's December 31, 2005, audited financial statements has been expanded to provide the additional disclosure requested. The Company only has one distribution channel which is the one disclosed.

f. Research _and Development
----------------------------

35. YOUR DISCLOSURE REGARDING RESEARCH AND DEVELOPMENT EXPENSES FOR THE PERIODS PRESENTED IS INCONSISTENT WITH THE DISCLOSURE ON PAGE 23 WHICH STATES THAT YOU SPENT APPROXIMATELY $2,500 PER YEAR ON RESEARCH AND DEVELOPMENT ACTIVITIES DURING EACH OF THE LAST TWO FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004. PLEASE CORRECT THIS INCONSISTENCY.

RESPONSE:

     Note 2 f of the Company's audited December 31, 2005 financial statements has been corrected to eliminate this inconsistency.

Note 3 - Going Concern
----------------------

36. THE LAST SENTENCE IN THE FIRST PARAGRAPH OF THIS FOOTNOTE IS CONFUSING. PLEASE REVISE APPROPRIATELY.

RESPONSE:

     The  wording  has  been  revised  as  requested.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

37. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVISE THEIR REVIEW REPORT TO REMOVE THE REFERENCE TO THE STATEMENTS OF RETAINED EARNINGS AND INSTEAD, REFERENCE THE CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT).

RESPONSE:

     A revised audit has been obtained from out independent registered public accounting firm and is included in the amended Form SB-2.

Notes to the Consolidated Financial Statements
----------------------------------------------

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

38. PLEASE REVISE TO ADDRESS THE ABOVE COMMENTS REGARDING NOTE 2 IN YOUR AUDITED FINANCIAL STATEMENTS.

RESPONSE:

     Note 2 has been revised as disclosed above.


c. Income Taxes
---------------

39. PLEASE EXPLAIN TO US THE BASIS FOR YOUR ELECTION AS A CORPORATION TO FILE FEDERAL AND STATE INCOME TAXES AS A LIMITED LIABILITY COMPANY, IN DOING SO,

     CITE THE SECTION OF THE INTERNAL REVENUE CODE AND/OR OTHER REGULATIONS THAT PROVIDES FOR THE ELECTION IN ADDITION, PLEASE TELL US WHY YON MEET THE CONDITIONS, IF ANY, CONTAINED IN THE REGULATIONS CITED TO FILE AS A LIMITED LIABILITY COMPANY.

RESPONSE:

     Sunshine Group LLC is a limited liability company and filed its tax return as such until it was acquired by Nano Holdings, Inc. on December 31, 2005. We have added additional disclosure to Note 2 c. to clarify the tax treatment for the consolidated entities subsequent to the acquisition.


Note 4 - Notes Payable
----------------------

40. YOU DISCLOSE THAT THE NOTES ARE PAYABLE ON DEMAND. HOWEVER, YOU DISCLOSE IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGE 26 THAT THE NOTES AND RELATED ACCRUED INTEREST ARE PAYABLE ON JULY 31, 2007. WE ALSO NOTE THAT THE PROMISSORY NOTES DATED JULY 31, 2006 FILED AS EXHIBITS 10.2 AND 10.3 TO THE REGISTRATION STATEMENT MATURE ON JULY 31, 2007. WE ASSUME THAT THE PAYMENT TERMS OF THE NOTES WERE MODIFIED WHEN YOU MEMORIALIZED THE TERMS OF THE LOANS ORIGINALLY MADE ON
     NOVEMBER 20, 2005 AND FEBRUARY 14, 2006 AND ISSUED THE NOTES. IF OUR ASSUMPTION IS CORRECT, PLEASE REVISE YOUR DISCLOSURE ON PAGE 26 TO DISCUSS THE ORIGINAL PAYMENT TERMS AND THE MODIFICATION UPON ISSUANCE OF THE
     PROMISSORY NOTES. IF OUR ASSUMPTION IS INCORRECT, TELL US WHY THE OBLIGATIONS ARE NOT CLASSIFIED AS LONG-TERM OBLIGATIONS AT DECEMBER 31,
     2004  AND  MARCH  31,  2006.

RESPONSE:

     You are correct; the payment terms of the Notes were changed when memorialized by promissory notes and the previous incorrect disclosures in the registration statement regarding the Notes have been revised in connection with the actual terms of the promissory notes as memorialized.

41. YOU DISCLOSE THAT YOU EXPECT THE NOTES TO BE CONVERTED INTO COMMON STOCK UPON THE COMPLETION OF THE REGISTRATION OF YOUR SHARES. HOWEVER, THE PROMISSORY NOTES FILED AS EXHIBITS 10.2 AND 10.3 DO NOT CONTAIN CONVERSION FEATURES. PLEASE ADVISE. IF YOU HAVE REACHED AN AGREEMENT WITH THE CREDITOR REGARDING CONVERSION, PLEASE DISCLOSE THE CONVERSION PRICE AND OTHER TERMS OF THE CONVERSION FEATURE. PLEASE REFER TO PARAGRAPH 4 OF SFAS 129. PLEASE ALSO FILE THE AGREEMENT, IF ANY, REGARDING THE CONVERSION FEATURE AS AN EXHIBIT TO THE REGISTRATION STATEMENT. ALSO, PLEASE CLARIFY YOUR DISCLOSURE, IF TRUE, THAT YOU EXPECT THE NOTES TO BE CONVERTED INTO YOUR COMMON STOCK UPON THE REGISTRATION OF YOUR SHARES AND NOT UPON THE REGISTRATION OF THE NOTE HOLDERS' SHARES.

RESPONSE:

     Note 4 to the Company's audited December 31, 2005, financial statements has been revised to reflect the terms of the promissory notes as filed in Exhibits 10.2 and 10.3. The promissory notes do not contain conversion features as originally anticipated.

Prospectus Back Cover
---------------------

42. PLEASE REVISE THE OUTSIDE BACK COVER PAGE OF YOUR PROSPECTUS TO INCLUDE THE DEALER PROSPECTUS DELIVERY OBLIGATION DISCLOSURE LANGUAGE IN ACCORDANCE WITH 502(B) OF REGULATION S-B.

RESPONSE:

     The Company has revised the back cover of the prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Section 502(b) of Regulation S-B as you requested.

Signature
---------

43. PLEASE AMEND YOUR FILING TO INCLUDE YOUR CONTROLLER/PRINCIPAL ACCOUNTING OFFICER'S SIGNATURE.

RESPONSE:

     The  Company  has  amended  its  filing  accordingly.

Exhibit 23.1
------------

44. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVISE THEIR CONSENT TO REFER TO THE FINANCIAL STATEMENTS INCLUDED IN THE FILING. IN DOING SO, PLEASE REFER TO THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY (DEFICIT) AND CASH FLOWS FOR EACH OF THE YEARS IN THE TWO YEAR PERIOD ENDED DECEMBER 31, 2005. PLEASE REFER TO THE COMMENT ABOVE REGARDING THE AUDIT REPORT OF YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

RESPONSE:

     The Company's independent registered public accounting firm has revised its consent accordingly.



                                       Very Truly Yours,

                                       /s/ John S. Gillies
                                       ------------------------------

                                       John S. Gillies,
                                       Associate,
                                       David M. Loev, Attorney at Law

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